UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER
TRAFFIC INCREASE OF 6.7% FOR SEPTEMBER 2012

Guadalajara, Jalisco, Mexico – October 8, 2012 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of September 2012 compared to traffic figures for September 2011.

During September 2012, total terminal passengers increased 6.7% compared to the previous year. Domestic passenger traffic increased 8.9%, while international passenger traffic increased 1.4% compared to September 2011.

Domestic Terminal Passengers (in thousands):

Airport	Sep-11	Sep-12	% Var	Jan-Sep 11	Jan-Sep 12	% Var
Guadalajara	370.9	406.3	9.5%	3,467.5	3,685.1	6.3%
Tijuana	247.9	274.4	10.7%	2,567.7	2,777.2	8.2%
Los Cabos	60.4	62.9	4.0%	596.0	681.2	14.3%
Puerto Vallarta	51.1	54.7	6.9%	537.8	603.2	12.1%
Hermosillo	93.6	98.4	5.2%	811.0	894.8	10.3%
Guanajuato	38.3	43.7	14.0%	346.9	401.0	15.6%
La Paz	38.7	37.3	-3.6%	384.8	391.1	1.6%
Mexicali	33.5	38.9	16.2%	363.3	394.8	8.7%
Morelia	16.5	15.9	-3.3%	172.7	162.3	-6.0%
Aguascalientes	18.4	21.8	18.4%	172.2	197.2	14.5%
Los Mochis	12.3	13.4	8.4%	158.9	131.6	-17.2%
Manzanillo	5.4	6.9	26.0%	62.1	60.1	-3.3%
Total	987.2	1,074.6	8.9%	9,640.8	10,379.6	7.7%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates:  http://twitter.com/aeropuertosGAP

International Terminal Passengers (in thousands):

Airport	Sep-11	Sep-12	% Var	Jan-Sep 11	Jan-Sep 12	% Var
Guadalajara	185.4	172.8	-6.8%	1,846.6	1,853.8	0.4%
Tijuana	1.4	1.7	17.2%	20.3	16.5	-19.0%
Los Cabos	95.4	105.5	10.5%	1,516.3	1,575.0	3.9%
Puerto Vallarta	56.5	57.8	2.2%	1,373.8	1,343.4	-2.2%
Hermosillo	5.6	5.7	2.6%	52.5	56.8	8.1%
Guanajuato	24.7	27.5	11.1%	289.0	306.0	5.9%
La Paz	1.7	1.9	9.7%	21.0	20.0	-4.6%
Mexicali	0.3	0.3	17.9%	2.2	2.6	19.1%
Morelia	10.9	12.8	17.6%	103.6	147.4	42.2%
Aguascalientes	8.7	9.7	11.3%	69.1	101.6	47.1%
Los Mochis	0.3	0.3	-5.2%	3.5	3.3	-8.1%
Manzanillo	1.0	1.5	57.4%	60.4	63.4	5.1%
Total	392.0	397.5	1.4%	5,358.4	5,489.8	2.5%

Total Terminal Passengers (in thousands):

Airport	Sep-11	Sep-12	% Var	Jan-Sep 11	Jan-Sep 12	% Var
Guadalajara	556.4	579.1	4.1%	5,314.1	5,538.9	4.2%
Tijuana	249.3	276.1	10.7%	2,588.0	2,793.6	7.9%
Los Cabos	155.9	168.3	8.0%	2,112.2	2,256.2	6.8%
Puerto Vallarta	107.6	112.4	4.5%	1,911.7	1,946.6	1.8%
Hermosillo	99.1	104.1	5.1%	863.5	951.6	10.2%
Guanajuato	63.1	71.2	12.9%	635.9	706.9	11.2%
La Paz	40.4	39.2	-3.0%	405.8	411.1	1.3%
Mexicali	33.7	39.2	16.2%	365.5	397.4	8.7%
Morelia	27.4	28.8	5.1%	276.3	309.7	12.1%
Aguascalientes	27.1	31.5	16.1%	241.3	298.8	23.8%
Los Mochis	12.7	13.7	8.1%	162.4	134.9	-17.0%
Manzanillo	6.4	8.4	30.8%	122.5	123.5	0.9%
Total	1,379.2	1,472.1	6.7%	14,999.2	15,869.4	5.8%

GAP Passenger Traffic Report September 2012	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In March 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report September 2012	Page 3 of 3

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 8, 2012